UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-51968

MMC ENERGY, INC.
(Exact name of registrant as specified in its charter)
Address: 26 Broadway, Suite 960, New York, New York 10004 Phone: (212) 977-0900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 12(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  140

Pursuant to the requirements of the Securities Exchange Act of 1934 MMC Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 27, 2009	MMC ENERGY, INC.
	By:	/s/ Denis Gagnon
Denis Gagnon
Chief Financial Officer